FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054 AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item:    Deed of the functional units acquired by BBVA Francés.

Buenos Aires, October 30, 2018

Securities and Exchange Commissions

Material event: Deed of the functional units acquired by BBVA Francés.

We are writing to you as representatives, in order to inform that it has proceeded to deed in the name of BBVA Banco Francés S.A. the Functional Units that were the object of the sale and purchase agreement signed on July 10, 2013 between Consultatio S.A and Consultatio Inversora S.A as sellers and BBVA Banco Francés S.A as a buyer.

Said functional units correspond to the building constructed by Consultatio S.A. and addressed on 815 Leandro N. Alem Av, City of Buenos Aires.

Simultaneously with the deed, the Entity has canceled the guarantee scheme (Mortgage and Guarantee Trust) opportunely agreed with the seller, and it has approved the corresponded Horizontal Property Regulation.

Finally we inform you that consequently, BBVA Banco Francés S.A has paid the outstanding balance for a total amount of USD 4,817,023.75

Sincerely yours

BBVA BANCO FRANCES S.A.

Av. Córdoba 111 piso 31 (C 1054AAA),

Ciudad Autónoma de Buenos Aires, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: October 30, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer